SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPS Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

784626 10 3

(CUSIP Number)

Roger A. Cooke
Vice President, Regulatory and Legal Affairs
Precision Castparts Corp.
4650 S.W. Macadam, Suite 440
Portland, OR  97201
(503) 417-4822

Copy to:

Ruth A. Beyer, Esq.
Stoel Rives LLP
900 S.W. Fifth Avenue, Suite 2600
Portland, OR  97204
(503) 294-9332

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 784626 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Precision Castparts Corp. I.R.S. Employer Identification No. 93-0460598

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,400,242 (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 20 (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,242 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.6% (4)

14.	Type of Reporting Person (See Instructions) CO

Notes:

1.                                       Pursuant to an Agreement and Plan of Merger dated as of August 16, 2003 (the “Merger Agreement”), among Precision Castparts Corp., an Oregon corporation (“PCC”), Star Acquisition, LLC, a Pennsylvania limited liability company of which PCC is the sole member (“Acquisition Sub”), and SPS Technologies, Inc., a Pennsylvania corporation (“SPS”), and subject to the conditions set forth therein, SPS will merge with and into Acquisition Sub, and Acquisition Sub will be the surviving entity (such events constituting the “Merger”).  2,005,958 shares of SPS common stock (including a total of 5,486 shares issuable upon the exercise of options to purchase SPS common stock) are subject to voting agreements entered into by PCC and certain shareholders of SPS (the “Principal Voting Agreements”).  The number of option shares does not include 940 shares subject to options which are currently not exercisable but which will become exercisable upon consummation of the transactions contemplated by the Merger Agreement.  In addition, 394,264 shares of SPS common stock (such shares, together with the shares of SPS common stock subject to the Principal Voting Agreements, the “Shares”) are subject to a revocable voting agreement entered into by PCC and the Employee Benefits Committee of the Board of Directors of SPS, in its fiduciary capacity on behalf of participants and beneficiaries under employee benefit plans maintained by SPS and certain of its affiliates (the “Revocable Voting Agreement” and, together with the Principal Voting Agreements, the “Voting Agreements”).  The parties to the Voting Agreements, other than PCC (collectively, the “Shareholders”), are listed on Schedule B attached hereto.  Pursuant to the Voting Agreements, the Shareholders have agreed to vote (or cause to be voted) the Shares (a) to approve the Merger and to approve and adopt the Merger Agreement, (b) to approve any action required in furtherance of the Merger, and (c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of SPS in the Merger Agreement or that would preclude fulfillment of a condition under the Merger Agreement to SPS’s, PCC’s or Acquisition Sub’s respective obligations to consummate the Merger.  The Shareholders may vote the Shares on all other matters in their sole discretion.

2.                                       PCC is the record owner of 20 shares of SPS common stock (the “PCC Owned Shares”).

3.                                       PCC expressly disclaims beneficial ownership of any of the Shares.

4.                                       Based on the number of shares of SPS common stock reported as outstanding on August 4, 2003 in SPS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, the Shares and the PCC Owned Shares together represent approximately 18.6% of the outstanding shares of SPS common stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock of SPS Technologies, Inc., a Pennsylvania corporation (“SPS”).  The principal executive offices of SPS are located at Two Pitcairn Place, Suite 200, 165 Township Line Road, Jenkintown, PA 19046.

Item 2.	Identity and Background

(a)-(c), (f) The name of the corporation filing this Statement is Precision Castparts Corp., an Oregon corporation (“PCC”).  The address of PCC’s principal office is 4650 S.W. Macadam, Suite 440, Portland, OR  97201.  PCC is a worldwide manufacturer of complex metal components and products, and PCC provides, among other things, high-quality investment castings and forgings for aerospace and power generation customers.  The name, citizenship, business address and present principal occupation of each executive officer and director of PCC is listed on Schedule A attached hereto.

(d) Neither PCC nor, to PCC’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).
(e) Neither PCC nor, to PCC’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for PCC to enter into the Merger Agreement described in Item 4 of this Statement and in consideration thereof, certain shareholders of SPS entered into voting agreements with PCC, dated as of August 16, 2003, which are attached hereto as Exhibit 2 (the “Principal Voting Agreements”), and the Employee Benefits Committee of the Board of Directors of SPS (the “Committee”), in its fiduciary capacity on behalf of participants and beneficiaries under employee benefit plans maintained by SPS and certain of its affiliates, entered into a revocable voting agreement with PCC, dated as of August 16, 2003, which is attached as Exhibit 3 (the “Revocable Voting Agreement” and, together with the Principal Voting Agreements, the “Voting Agreements”).  The parties to the Voting Agreements, other than PCC (the “Shareholders”), are listed on Schedule B attached hereto.  PCC has agreed that if the Merger is consummated, PCC will pay all fees, costs and expenses (including reasonable attorney fees) up to an aggregate of $25,000 that are incurred by the Shareholders in connection with the preparation of the Voting Agreements and the transactions contemplated thereby.  Otherwise, PCC did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

Item 4.	Purpose of Transaction

(a)-(b) Pursuant to an Agreement and Plan of Merger dated as of August 16, 2003 (the “Merger Agreement”), among PCC, Star Acquisition, LLC, a Pennsylvania limited liability company of which PCC is the sole member (“Acquisition Sub”), and SPS, and subject to the conditions set forth therein, SPS will merge with and into Acquisition Sub, and Acquisition Sub will be the surviving entity (the “Surviving Entity”) (such events constituting the “Merger”).

As a result of the Merger, 50% of the issued and outstanding shares of SPS common stock (other than shares owned by SPS, any SPS subsidiary, PCC, Acquisition Sub or any PCC subsidiary) will be converted into $43.00 per share per SPS share, and the remaining 50% of the SPS shares will be converted into 1.36 share of PCC common stock per SPS share, in each case at the election of the holder and subject to the pro-ration mechanisms that are described in the Merger Agreement.  Upon conversion, all shares of SPS common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the relevant merger consideration payable in respect of such shares of SPS common stock.

The Shareholders have, by executing the Voting Agreements, agreed to vote the Shares beneficially owned by them as described below.  Pursuant to the Voting Agreements, the Shareholders have agreed, at any SPS shareholders’ meeting, however called, and in any action taken by written consent of shareholders of SPS without a meeting, to vote (or cause to be voted) the Shares (a) to approve the Merger and to approve and adopt the Merger Agreement, (b) to approve any action required in furtherance of the Merger, and (c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of SPS in the Merger Agreement or that would preclude fulfillment of a condition under the Merger Agreement to SPS’s, PCC’s or Acquisition Sub’s respective obligations to consummate the Merger.  The Shareholders may vote the Shares on all other matters in their sole discretion.  The Principal Voting Agreements terminate upon the earliest to occur of (i) the consummation of the Merger or (ii) the termination of the Merger Agreement, and the Revocable Voting Agreement terminates upon the earliest to occur of (x) the consummation of the Merger, (y) the termination of the Merger Agreement, or (z) the revocation of the Revocable Voting Agreement by the Committee, in its fiduciary capacity on behalf of participants and beneficiaries under employee benefit plans maintained by SPS and certain of its affiliates.

The purpose of the transactions under the Voting Agreements is to enable PCC and SPS to consummate the transactions contemplated under the Merger Agreement.
(c) Not applicable.

(d) At the effective time of the Merger, (i) the separate legal existence of SPS shall cease, and (ii) the officers of the Surviving Entity immediately prior to the effective time of the Merger will be the officers of the Surviving Entity, until their respective successors are duly elected or appointed.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.
(f) Not applicable.

(g) At the effective time of the Merger, (i) the separate legal existence of SPS shall cease, and (ii) the Certificate of Organization and the Operating Agreement of the Surviving Entity, as in effect immediately prior to the effective time of the Merger, shall be the Certificate of Formation and the Operating Agreement of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable law.

(h)-(i) If the Merger is consummated as planned, the SPS common stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the New York Stock Exchange.

(j) Other than described above, PCC currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although PCC reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement, the Principal Voting Agreements and the Revocable Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Principal Voting Agreements and the Revocable Voting Agreement, respectively, included as Exhibits 1, 2, and 3, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Voting Agreements, PCC may be deemed to be the beneficial owner of the Shares.  The Shares are comprised of 2,400,222 shares of SPS common stock (including a total of 5,486 shares issuable upon the exercise of options to purchase SPS common stock).  The number of option shares does not include 940 shares subject to options which are currently not exercisable but which will become exercisable upon consummation of the transactions contemplated by the Merger Agreement.  PCC may be deemed to have the sole power to direct the voting of the Shares with respect to those matters described in Item 4 above.  However, PCC (i) is not entitled to any other rights as a shareholder of SPS as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

PCC is the record owner of 20 shares of SPS common stock (the “PCC Owned Shares”), and PCC has sole voting power and sole dispositive power with respect to the PCC Owned Shares.  The Shares and the PCC Owned Shares together constitute approximately 18.6% of the issued and outstanding shares of SPS common stock reported as outstanding on August 4, 2003 in SPS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

To the knowledge of PCC, no person listed on Schedule A hereto has an equity or other ownership interest in SPS.
(c) As described in Items 3 and 4 of this Statement, PCC entered into the Principal Voting Agreements, the Revocable Voting Agreement and the Merger Agreement within the last 60 days.

(d) To the knowledge of PCC, no person, other than the Shareholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of SPS that are beneficially owned by or may be deemed to be beneficially owned by PCC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements, to the knowledge of PCC, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of SPS, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
1.

Agreement and Plan of Merger dated August 16, 2003, among Precision Castparts Corp., Star Acquisition, LLC and SPS Technologies, Inc. (filed as an exhibit to the Current Report on Form 8-K filed by SPS Technologies, Inc., dated August 19, 2003, which exhibit is incorporated herein by reference).

2.

Voting Agreements, dated August 16, 2003, by and between Precision Castparts Corp. and each of Tinicum Investors, Eric M. Ruttenberg, RIT Capital Partners plc and Putnam L. Crafts, Jr. (filed as exhibits to the Amendment No. 15 to Schedule 13D filed by Tinicum Enterprises, Inc., dated August 20, 2003, which exhibits are incorporated herein by reference).

3.

Revocable Voting Agreement, dated August 16, 2003, by and between Precision Castparts Corp. and the Employee Benefits Committee of the Board of Directors of SPS Technologies, Inc., in its fiduciary capacity under the Defined Benefit Trust Agreement dated January 2, 2001 between SPS Technologies, Inc. and SEI Private Trust Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2003
Date
PRECISION CASTPARTS CORP. /s/ Mark Donegan
Signature
Mark Donegan/Chairman and Chief Executive Officer
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PRECISION CASTPARTS CORP.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Precision Castparts Corp. are set forth below.  Except as listed below, each of the named individuals (i) is a citizen of the United States, and (ii) has his or her principal business address in care of Precision Castparts Corp., 4650 S.W. Macadam, Suite 440, Portland, OR  97239.

Name	Present Principal Occupation or Employment

Mark Donegan	Chairman and Chief Executive Officer of Precision Castparts Corp.

William C. McCormick	Director of Precision Castparts Corp.

Vernon E. Oechsle	Director of Precision Castparts Corp.

Peter R. Bridenbaugh	President of P. Bridenbaugh, Inc., an organization providing consulting services

Dean T. DuCray	Chairman, President and Chief Executive Officer of Jancor Companies, Inc., a manufacturer of vinyl products

Don R. Graber	Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of sporting goods equipment and provider of retail services (1)

Byron O. Pond, Jr.

Chairman and Chief Executive Officer of Amcast Industrial Corporation, a producer of fabricated metal products and cast and tubular metal products for the automotive, construction and industrial markets

Steven G. Rothmeier	Chairman and Chief Executive Officer of Great Northern Capital, a private investment and merchant banking firm (2)

J. Frank Travis	Managing General Partner of Sivart Holdings, a limited partnership engaged in investment and investment management

William D. Larsson	Senior Vice President and Chief Financial Officer of Precision Castparts Corp.

Peter G. Waite	Executive Vice President of Precision Castparts Corp. and President of PCC Airfoils LLC (3)

Roger A. Cooke	Vice President for Regulatory and Legal Affairs and Secretary of Precision Castparts Corp.

Wayne F. Robbins	Executive Vice President and President – PCC Flow Technologies Holdings, Inc. (4)

James E. Houlden	Senior Vice President of Precision Castparts Corp. and President of Wyman-Gordon Forgings West (5)

Shawn R. Hagel	Vice President – Corporate Controller and Assistant Secretary of Precision Castparts Corp.

Geoffrey A. Hawkes	Vice President – Treasurer and Assistant Secretary of Precision Castparts Corp.

Mark R. Roskopf	Vice President – Corporate Taxes and Assistant Secretary of Precision Castparts Corp.

(1)	Huffy Corporation, 225 Byers Road, Miamisburg, OH 45342
(2)	Great Northern Capital, 332 Minnesota St., Suite W2900, St. Paul, MN 55101
(3)	Mr. Waite is a citizen of the United Kingdom and his principal business address is PCC Airfoils LLC, 25201 Chagrin Boulevard Ste 290, Beachwood, OH 44122-5633
(4)	PCC Flow Technologies Holdings, Inc., 16801 Greenspoint Park Dr., #355, Houston, TX 77060
(5)	Wyman-Gordon Company, 16801 Greenspoint Park Dr., #355, Houston, TX 77060

SCHEDULE B

SPS SHAREHOLDERS PARTY TO VOTING AGREEMENTS
WITH PRECISION CASTPARTS CORP.

(This information is based on information provided by SPS and shareholders of SPS to PCC.)

	Shares Beneficially Owned
SPS Shareholder	Shares	Options (1)

Tinicum Investors	1,528,138	0
RIT Capital Partners PLC	264,622	0
Putnam L. Crafts, Jr.	200,000	0
Eric M. Ruttenberg	7,712	5,486	(2)
Employee Benefits Committee of the Board of Directors of SPS Technologies, Inc., in its fiduciary capacity on behalf of participants and beneficiaries under employee benefit plans maintained by SPS and certain of its affiliates	394,264	0

(1)	Includes options that are either exercisable as of the date of this Statement or that shall become exercisable within 60 days thereafter.
(2)

Eric M. Ruttenberg holds options to purchase 940 additional shares of SPS common stock, which options are currently not exercisable but which will become exercisable upon consummation of the transactions contemplated by the Merger Agreement.

Exhibit Index

1.

Agreement and Plan of Merger dated August 16, 2003, among Precision Castparts Corp., Star Acquisition, LLC and SPS Technologies, Inc. (filed as an exhibit to the Current Report on Form 8-K filed by SPS Technologies, Inc., dated August 19, 2003, which exhibit is incorporated herein by reference).

2.

Voting Agreements, dated August 16, 2003, by and between Precision Castparts Corp. and each of Tinicum Investors, Eric M. Ruttenberg, RIT Capital Partners plc and Putnam L. Crafts, Jr. (filed as exhibits to the Amendment No. 15 to Schedule 13D filed by Tinicum Enterprises, Inc., dated August 20, 2003, which exhibits are incorporated herein by reference).

3.

Revocable Voting Agreement, dated August 16, 2003, by and between Precision Castparts Corp. and the Employee Benefits Committee of the Board of Directors of SPS Technologies, Inc., in its fiduciary capacity under the Defined Benefit Trust Agreement dated January 2, 2001 between SPS Technologies, Inc. and SEI Private Trust Company.